Exhibit 14.1

January 2003

THE STUDENT LOAN CORPORATION CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This Code of Ethics for Financial Professionals applies to the principal executive officer of The Student Loan Corporation (“SLC”) and its reporting subsidiaries and all professionals serving SLC in a finance, accounting, treasury, tax or investor relations role.  The SLC expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, and to abide by SLC Code of Conduct and other policies and procedures adopted by SLC that govern the conduct of its employees. This Code of Ethics is intended to deter wrongdoing and supplement SLC Code of Conduct.

You, as a professional employee, agree to:

(a)	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	Avoid conflicts of interest and disclose to SLC’s Compliance Officer any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c)

Take all reasonable measures to protect the confidentiality of non-public information about SLC or its subsidiaries and their respective customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(d)

Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that SLC or its subsidiaries files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by it;

(e)	Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which SLC or its subsidiaries is a member; and

(f)	Promptly report any possible violation of this Code of Ethics to the Director of SLC’s Compliance Officer or any of the parties listed in the SLC Code of Conduct.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead SLC or its subsidiaries’ independent public auditors for the purpose of rendering the financial statements of SLC or its subsidiaries misleading.

You understand that you will be held accountable for your adherence to this Code of Ethics.  Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment.  Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or SLC.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact SLC’s Compliance Officer.  You may choose to remain anonymous in reporting any possible violation of this Code of Ethics.

Your Personal Commitment to the SLC Code of Ethics for Financial Professionals

I acknowledge that I have received and read the SLC Code of Ethics for Financial Professionals, dated January 2003, and understand my obligations as an employee to comply with the Code of Ethics.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here:	Date:

Please print your name:

GEID Number:

Return your signed form to The Student Loan Corporation, 750 Washington Blvd., 9th Floor, Stamford, CT  06901, Attention: General Counsel.